

December 23, 2013

Via E-mail
E. Keith Mitchell
Chief Operating Officer
Enable Midstream Partners, LP
1111 Louisiana Street
Houston, Texas 77002

Re: Enable Midstream Partners, LP
Registration Statement on Form S-1
Filed November 26, 2013
File No. 333-192542

Dear Mr. Mitchell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note a significant number of blank spaces throughout your registration statement. Please note that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of a public offering price within that range as well as all other information required by the federal securities laws, except information you may exclude in reliance upon rule 430A of Regulation C. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectus.

2. Prior to effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared your filing.

3. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have

comments on the legal and tax opinion, and underwriting agreement, as well as other exhibits once they are filed. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

4. We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to U.S. Energy Information Administration, on pages 106, 130-132 and 134, the U.S. Geological survey on page 132 and the U.S. Department of Energy on page 134. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors.

Prospectus Summary, page 1

5. Please revise the second sentence of the first paragraph of your summary to remove any implication that your summary does not address the key aspects of your filing. Refer to Item 503(a) of Regulation S-K and the related instructions.

6. Here and elsewhere in your prospectus you refer to your operation being located in "unconventional shale resource plays." Please revise your disclosure here to better explain why these areas are considered to be unconventional resource basins. In this regard, we note your definition of unconventional resources on page 106.

Our Relationship with OGE Energy and CenterPoint Energy, page 7

7. Please revise your disclosure to clarify that there are no assurances that you will benefit from your relationship with your sponsors.

8. Please disclose in this section or in another subheading in the prospectus summary, the amount(s) that your general partner, OGE Energy and CenterPoint Energy will receive in conjunction with this offering, including all cash distributions, any payment, compensation, or the value of any equity that the general partner, OGE Energy, CenterPoint Energy, or the directors or executive officer of each received or will receive in connection with the offering.

Summary Historical and Pro Forma Financial and Operating Data, page 18

9. You present a line item within the Balance Sheet Data (at period end) section on page 20 entitled "Enable Midstream Partners, LP Partners' Capital." However, this line item also appears to include the partners' capital under the columns of Enogex LLC. Please explain or revise.

10. Please confirm our assumption that you will include the September 30, 2013 pro forma balance sheet data of Enable Midstream Partners, LP within the Balance Sheet Data (at period end) section on pages 20 and 99 once it is finalized.

Risk Factors, page 25

Failure to attract and retain an appropriately qualified workforce, page 33

11. Please expand this risk factor to discuss the risks you face, if any, associated with your employee transition agreement with OGE Energy and CenterPoint Energy. In this regard, we note your disclosure on page 181 that "[a]s of September 30, 2013 … [you] did not have any direct employees," and that "[o]n or prior to December 31, 2014, [you] will provide offers of employment to those seconded employees that [you] determine to hire."

There is no existing market of our common units …, page 53

12. Please expand the risk factor summary on your prospectus cover page to include a summary of this risk factor. Please refer to Section II.A.3.a of Securities Act Release 33-6900 (June 17, 1991).

Use of Proceeds, page 59

13. Please further discuss the expenditure related to the "certain expiring transportation and storage contracts." For example, please identify the expiring contracts. Please refer to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 101

14. We note your presentation and limited discussion of pro forma results of operations for the year ended December 31, 2012. Please tell us whether you expect to update the historical financial statements in this Form S-1 for the year ended December 31, 2013 prior to requesting effectiveness. If so, please tell us if you plan to provide a supplemental analysis of results comparing pro forma December 31, 2012 to pro forma December 31, 2013 to provide your investors with better insight into the underlying factors likely to drive the results of the post-merger company. If you do not plan to update the historical financial statements, please tell us how you considered providing a supplemental analysis of results for the historical periods presented for Enogex LLC so that investors have enough context about historical results that they can assess the likelihood that historical results are indicative of future results.

Contractual Obligations, page 119

15. Based on the amounts seen in your financial statements, it appears your schedule of contractual obligations does not include interest on long-term obligations. To the extent these are a material cash commitment, please revise to include them. Interest may be disclosed in a footnote to this table provided that you use the same periods seen in the table.

16. Please tell us how you considered expected contributions to fund benefit plan obligations for inclusion within your disclosure of contractual obligations. These amounts may be included within the table or disclosed in a footnote to the table.

Quantitative and Qualitative Disclosures about Market Risk, page 122

17. We note your qualitative disclosure of commodity price and interest rate risk. Please revise to include quantitative information about these risks in accordance with one of the three disclosure alternatives within Item 305 of Regulation S-K.

Critical Accounting Policies and Estimates, page 123

18. We note your disclosure of Critical Accounting Policies beginning on page 123. As changes in the assumptions used to assess goodwill for impairment could have a significant impact on the determination of whether goodwill is impaired and the amount of any impairment, if reasonably likely changes in your assumptions such as forecasted cash flows, market multiple utilized, or other key assumptions would have a material effect on your financial condition or operating performance, you should disclose this uncertainty. To provide your investors with additional insight into the likelihood of future impairment, please also disclose, if true, that at the date of your most recent goodwill impairment test, none of your reporting units was at risk of failing step one of the impairment test. Refer to Section V of our Release 33-8350.

Industry Overview, page 126

Contractual Arrangements, page 129

19. You disclose on page 130 that under keep-whole arrangements, a processor is generally entitled to retain the processed NGLs and sell them for its own account. For NGL inventory acquired in this manner, please tell us the amount of NGL inventory recorded as of December 31, 2012 and September 30, 2013, the revenues generated during the periods then ended, and describe in detail your accounting policy for the valuation of this inventory.

Certain Relationships and Related Party Transactions, page 177

Services Agreements, page 179

20. Please provide the estimated amount that you will incur as part of your service agreements. In this regard, we note your disclosure in Note 10 on page F-60 that "[t]he Partnership reimburses CenterPoint Energy and OGE Energy for these services up to annual caps, initially $44 million and $30 million, respectively."

The Partnership Agreement, page 194

Applicable Law; Forum, Venue and Jurisdiction, page 196

21. Please tell us what consideration you have given to including in your risk factor disclosure about the partnership agreement the impact of the exclusive forum provision on investors.

Enable Midstream Partners, LP Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

22. Given the description of your pro forma adjustments, we assume that your pro forma statements of income reflect income from continuing operations before nonrecurring charges or credits directly attributable to the transaction within the line item currently captioned "Net Income Attributable to Enable Midstream Partners, LP." Please confirm our assumption and consider revising the caption of this line item. Refer to Rule 11-02(b)(5) of Regulation S-X.

Notes to Unaudited Pro Forma Financial Statements

(1) Basis of Presentation, page F-9

23. You stated in the first sentence of this footnote that the pro forma financial statements are prepared as if the transactions had occurred on January 1, 2012. You state on page F-3 that the income statements were prepared assuming the transactions occurred on January 1, 2012, and the balance sheet under the assumption the transactions occurred on September 30, 2013. Please conform your disclosure in Note 1 to the disclosure on page F-3.

(2) Pro Forma Adjustments, page F-9

24. You disclose on page F-4 that your pro forma statements of income assume the acquisition and related activities occurred on January 1, 2012. However, you state in footnotes (C) and (D) on pages F-10, and F-11, respectively, that the interest rate was calculated utilizing the 1 month LIBOR at September 30, 2013 plus the basis points

attributable to each of the Term Loan and Revolving Credit facilities. Based on your disclosure on pages F-10 and F-11, it appears the aforementioned facilities are based on variable interest rates. Please tell us why you believe the utilization of the interest rate as of September 30, 2013 is preferable to the interest rates that were prevailing during the period covered by the pro forma information.

Enable Midstream Partners, LP Financial Statements for the Year Ended December 31, 2012, page F-12

Combined Statements of Income, page F-13

25. For these combined statements of income, as well as the others presented within the registration statement, we note you do not present revenues generated from transactions with affiliates on the face of your income statements as required by Rule 4-08(k) of Regulation S-X. Additionally, within your related party footnote on page F-30, reference is made to affiliated revenues but we did not identify disclosure of the amounts recorded. This is in contrast to your interim financial statements, where we note that you disclose these amounts in the footnotes on page F-59.

    Please tell us the amount of affiliate revenues recorded for the periods presented on page F-13. Additionally, please tell us why you have elected not to present related party revenues and operating costs on the face of your combined income statements.

    We also note that you have disclosed, such as page 179, that you have entered into a services agreement with each of OGE Energy and CenterPoint Energy for the provision of administrative services. Please tell us how you plan to present these costs on the face of your income statements.

Notes to Combined Financial Statements

(2) Summary of Significant Accounting Policies

(b) Revenues, page F-19

26. Please tell us and revise to provide a more robust revenue recognition policy that addressed each of your significant revenue streams and includes any significant estimates made by you. To the extent you believe additional disclosure is not warranted, please tell us why.

(10) Commitments and Contingencies, page F-33

27. Underneath the table of long-term operating leases you disclose total rental expense for "2012, 2011 and 2011." Please explain or revise. Additionally, assuming the $61 million

presented within that sentence is attributable to 2010, please tell us why amount changed significantly from 2010, to 2011 and then to 2012.

Enable Midstream Partners, LP Financial Statements for the Period Ended September 30, 2013, page F-38

Condensed Combined and Consolidated Statements of Cash Flows (Unaudited), page F-42

28. We note your presentation of non-cash transactions on page F-43. Please tell us what consideration was given to presenting the gross non-cash fair value of shares issued to acquire the net assets of Enogex.

Enogex LLC Financial Statements for the Year Ended December 31, 2012, page F-67

Notes to Consolidated Financial Statements

7. Derivative Instruments and Hedging Activities, page F-90

29. ASC 815-10-50-1(A)(d) requires disclosure of volumetric activity related to derivatives for all periods presented. Please revise to include disclosure related to December 31, 2011 in addition to the disclosure presented on page F-92 of December 31, 2012 volumetric activity.

30. We note you disclose $49.9 million of assets and liabilities associated with financial futures/swaps as of December 31, 2011. Please explain the reasons for what appears to be a significant change in the fair value of these contracts between the balance sheet dates, as well as the factors that most significantly impacted the valuation of these contracts as of December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

E. Keith Mitchell
Enable Midstream Partners, LP
December 23, 2013
Page 8

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director